Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

April 27, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Capital Trust (the trust):
Fidelity Fidelity Stock Selector All Cap Fund File No. 002-61760

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Stock Selector All Cap Fund, a series of the trust in connection with the proposed acquisition by Fidelity Stock Selector All Cap Fund of all of the assets of Fidelity Advisor Stock Selector All Cap Fund, a series of Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785) and the assumption by Fidelity Stock Selector All Cap Fund of the liabilities of Fidelity Advisor Stock Selector All Cap Fund, solely in exchange for shares of Fidelity Stock Selector All Cap Fund (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Advisor Stock Selector All Cap Fund. The Prospectus of Fidelity Stock Selector All Cap Fund dated November 29, 2011 included in this filing is the Prospectus filed by the trust on November 28, 2011 as Post-Effective Amendment No. 102 to its registration on Form N-1A (File No. 002-61760).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on August 15, 2012. It is expected that the Proxy Statement will be mailed to shareholders on or about June 18, 2012, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than May 17, 2012. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-0737.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Travis Craig
Travis Craig
Legal Product Group